LONMIN

Ref: SB/0185

25 April 2007

Securities and Exchange Commission
Division of Corporate Finance
Washington DC
20549
USA

07023169

Lonmin Plc
4 Grosvenor Place
London
SW1X 7YL
United Kingdom
T: +44 (0)20 7201 6000
F: +44 (0)20 7201 6100
www.lonmin.com

SUPPL

Dear Sirs

Rule No 12G3-2 Exemption
Registration No. 82-191 – Lonmin Plc (formerly Lonrho Plc)

In accordance with Rule 12g3-2 (a) and (b) (1) (i), I enclose copies of two announcements made to the London Stock Exchange between 4 April to 25 April 2007:

- Addition Listing
- First Half Production Report

Please do not hesitate to contact me if you have any queries in respect of any of the enclosed documents. My direct line is 0044 20 7201 6025.

Yours faithfully

S Butler

Sarah Butler
Secretary

Regulatory Announcement

Company	Lonmin PLC
TIDM	LMI
Headline	Additional Listing
Released	16:10 04-Apr-07
Number	4530U

RNS Number:4530U
Lonmin PLC
04 April 2007

4 APRIL 2007

Additional Listing

Lonmin Plc confirms that an application was today made to the London Stock Exchange and the UK Listing Authority for the listing and admission to trading of 245,020 Ordinary Shares in relation to the initial investment of US$15 million by the International Finance Corporation (IFC) pursuant to the Lonmin IFC partnership.

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This information is provided by RNS
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Regulatory Announcement

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Free annual report

Company	Lonmin PLC
TIDM	LMI
Headline	First Half Production Report
Released	07:00 25-Apr-07
Number	4655V

RNS Number:4655V
Lonmin PLC
25 April 2007

First Half Production Report

Lonmin today announces its production report for the six months to 31 March 2007 (unaudited).

Brad Mills, Chief Executive Officer said:

"Our second quarter production and sales of refined metal were impacted by the shutdown of the Number One furnace on 16 December 2006. Total refined metal sales were 513,278 ounces of total PGMs down 27.8% on the same period last year. We have completed the rebuild of the Number One furnace, which is currently heating up. We expect to resume normal smelting and refining operations by the end of this month. On 12 March 2007 we completed our first matte tap at our re-commissioned Merensky furnace. This furnace is running extremely well with throughput ahead of plan. Our mining operations were impacted by an extended Christmas break and a one day wildcat strike. Tonnes mined were in line with the first half of 2006 after stripping out the effect of the additional week in the prior year period. The concentrators delivered 450,894 ounces of Platinum in concentrate down some 3.6% on an equivalent basis principally as a result of poorer recoveries due to the mix of ore types processed during the period."

				6 months to 31 March 2007	6 months to 31 March 2006(1)
Tonnes mined	Marikana	Underground	000	5,580	5,676
		Opencast	000	704	899
		Total	000	6,284	6,575
	Limpopo	Underground	000	390	461
		Opencast	000	-	14
		Total	000	390	475
	Pandora attributable(2)	Underground	000	60	50
		Opencast	000	150	35
		Total	000	210	85
	Lonmin Platinum	Underground	000	6,030	6,187
		Opencast	000	854	948
		Total	000	6,884	7,135
Tonnes milled(3)	Marikana	Underground	000	5,581	5,622
		Opencast	000	738	1,196
		Total	000	6,319	6,817
	Limpopo	Underground	000	397	487

		Opencast	000	-	14
		Total	000	397	501
	Pandora(4)	Underground	000	141	117
		Opencast	000	336	68
		Total	000	477	185
	Ore purchases(5)	Underground	000	72	-
	Lonmin Platinum	Underground	000	6,191	6,226
		Opencast	000	1,074	1,278
		Total	000	7,265	7,504

				6 months to 31 March 2007	6 months to 31 March 2006(1)
Metals in concentrate(6)	Marikana	Platinum	oz	403,860	448,134
		Palladium	oz	183,862	206,833
		Gold	oz	11,191	10,675
		Rhodium	oz	53,164	61,152
		Ruthenium	oz	86,078	87,644
		Iridium	oz	17,967	18,329
		Total PGMs	oz	756,122	832,766
		Nickel(7)	MT	1,933	2,020
		Copper(7)	MT	1,160	1,228
	Limpopo	Platinum	oz	18,759	25,926
		Palladium	oz	13,083	21,605
		Gold	oz	1,448	3,026
		Rhodium	oz	1,955	3,208
		Ruthenium	oz	3,053	5,205
		Iridium	oz	722	1,085
		Total PGMs	oz	39,020	60,055
		Nickel(7)	MT	416	491
		Copper(7)	MT	285	337
	Pandora(4)	Platinum	oz	25,600	10,203
		Palladium	oz	11,997	4,707
		Gold	oz	226	96
		Rhodium	oz	3,707	1,543
		Ruthenium	oz	5,511	2,401
		Iridium	oz	1,197	487
		Total PGMs	oz	48,238	19,437
		Nickel(7)	MT	30	3
		Copper(7)	MT	17	6
	Ore purchases(5)	Platinum	oz	2,675	-
		Palladium	oz	1,233	-
		Gold	oz	36	-
		Rhodium	oz	416	-
		Ruthenium	oz	670	-
		Iridium	oz	138	-
		Total PGMs	oz	5,168	-
		Nickel(7)	MT	16	-
		Copper(7)	MT	9	-
	Lonmin Platinum	Platinum	oz	450,894	484,263
		Palladium	oz	210,175	233,145
		Gold	oz	12,901	13,797
		Rhodium	oz	59,242	65,903
		Ruthenium	oz	95,312	95,249
		Iridium	oz	20,024	19,901

		Total PGMs	oz	848,548	912,258
		Nickel(7)	MT	2,395	2,514
		Copper(7)	MT	1,471	1,571

				6 months to 31 March 2007	6 months to 31 March 2006(1)
Metallurgy	Lonmin refined metal production	Platinum	oz	259,434	356,351
		Palladium	oz	116,581	159,536
		Gold	oz	7,555	9,336
		Rhodium	oz	31,019	56,773
		Ruthenium	oz	42,587	82,261
		Iridium	oz	12,839	15,901
		Total PGMs	oz	470,015	680,158
	Toll refined metal production	Platinum	oz	23,872	-
		Palladium	oz	10,862	-
		Gold	oz	0	-
		Rhodium	oz	3,447	-
		Ruthenium	oz	5,409	-
		Iridium	oz	1,063	-
		Total PGMs	oz	44,653	-
	Total refined PGMs	Platinum	oz	283,306	356,351
		Palladium	oz	127,443	159,536
		Gold	oz	7,555	9,336
		Rhodium	oz	34,466	56,773
		Ruthenium	oz	47,996	82,261
		Iridium	oz	13,902	15,901
		Total PGMs	oz	514,668	680,158
	Base metals	Nickel(8)	MT	1,604	-
		Copper(8)	MT	826	-
Sales	Refined Metal Sales	Platinum	oz	273,191	364,133
		Palladium	oz	124,884	170,992
		Gold	oz	7,560	10,251
		Rhodium	oz	37,170	59,566
		Ruthenium	oz	56,492	88,853
		Iridium	oz	13,981	16,717
		Total PGMs	oz	513,278	710,512
	Concentrate and other(9)	Platinum	oz	1,249	47,195
		Palladium	oz	496	20,760
		Gold	oz	2,037	1,832
		Rhodium	oz	46	5,344
		Ruthenium	oz	90	9,093
		Iridium	oz	22	1,928
		Total PGMs	oz	3,940	86,152
	Lonmin Platinum	Platinum	oz	274,440	411,328
		Palladium	oz	125,380	191,752
		Gold	oz	9,597	12,083
		Rhodium	oz	37,216	64,910
		Ruthenium	oz	56,582	97,946
		Iridium	oz	14,003	18,645
		Total PGMs	oz	517,218	796,664
		Nickel(8)	MT	2,232	2,457
		Copper(8)	MT	774	1,314

				6 months to 31 March 2007	6 months to 31 March 2006(1)
Prices	Average	Platinum	$/oz	1,103	968
		Palladium	$/oz	325	266
		Gold	$/oz	602	511
		Rhodium	$/oz	5,325	3,142
		Ruthenium	$/oz	305	79
		Iridium	$/oz	392	176
		Nickel(8)	$/MT	25,067	10,431
		Copper(8)	$/MT	6,558	4,149
	Basket price of PGMs		$/oz	1,102	847
Exchange Rates	Average rate for period		R/$	7.31	6.29
	Closing rate		R/$	7.24	6.15

Notes:

(1) The six months to March 2006 comprised an additional 7 days mining performance for WPL and EPL arising on the change of basis to report on a calendar month.

(2) JV attributable tonnes mined includes Lonmin's share (42.5%) of the total tonnes mined on the Pandora joint venture.

(3) Tonnes milled excludes slag milling.

(4) Lonmin purchases 100% of the ore produced by the Pandora joint venture for onward processing which is included in downstream operating statistics.

(5) Relates to the tonnes milled and derived metal in concentrate from third-party ore purchases.

(6) Metals in concentrate has been changed from the previously reported definition of full contained metal to adjust for industry standard downstream processing losses.

(7) Corresponds to contained base metals in concentrate.

(8) Nickel is produced and sold as nickel sulphate crystals or solution and the volumes shown correspond to contained metal. Copper is produced as refined product but typically at LME grade C.

(9) Concentrate and other sales have been adjusted to a saleable ounces basis using standard industry recovery rates.

Lonmin's interim results will be announced on 2 May 2007.

Enquiries:
Alex Shorland-Ball +44 (0) 20 7201 6060
Vice President, Investor Relations & Communications

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